Mail Stop 4561

April 5, 2007

Edmund T. Leonard
Chairman of the Board and Chief Financial Officer
BV Financial, Inc.
7114 North Point Road
Baltimore, MD 21219

      Re: **BV Financial, Inc.**
              Form 10-KSB for Fiscal Year Ended June 30, 2006
              Filed September 28, 2006
              File No. 000-51014

Dear Mr. Leonard:

      We have completed our limited review of your Form 10-K and related filings and have no further comments at this time.

              Sincerely,

              Paul Cline
              Senior Accountant